Exhibit 12.1

PDL BIOPHARMA, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
(dollars in thousands except ratios)

	For the Years Ended December 31,					For the Six Months Ended
	2007	2008	2009	2010	2011	June 30, 2012
Earnings:
Income before income taxes	$191,073	$243,334	$280,285	$150,370	$307,428	$175,103
Add: fixed charges	16,267	14,285	19,430	43,578	36,153	16,603
Earnings	$207,340	$257,619	$299,715	$193,948	$343,581	$191,706
Fixed Charges:
Interest expense	$16,200	$14,219	$19,357	$43,529	$36,102	$16,573
Estimated interest portion of rent expense	67	66	73	49	51	30
Fixed charges	$16,267	$14,285	$19,430	$43,578	$36,153	$16,603
Ratio of earnings to fixed charges	12.75	18.03	15.43	4.45	9.50	11.55